                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2001


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F     X                    Form 40-F
                          -----                             ------



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes                         No    X
                                -----                     -----


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________________]




                      ------------------------------------


       This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
               Corporation (Registration Statement No. 333-13160)



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                               DAIMLERCHRYSLER AG




FORM 6-K: TABLE OF CONTENTS


1. Press Release of DaimlerChrysler AG, dated October 12, 2001, on the Freightliner Turnaround Plan




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                           FORWARD-LOOKING INFORMATION

    This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.


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                                                                         1


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                                DAIMLERCHRYSLER


                                                               Press Information

                                                             October 12, 2001

Contact:
Othmar Stein                                              Phone +49-711-17-95160
Michael Behrens                                           Phone +49-711-17-93278




DAIMLERCHRYSLER ANNOUNCES FREIGHTLINER TURNAROUND PLAN

FOUR-POINT PLAN TO RETURN COMPANY TO PROFITABILITY, INDUSTRY LEADERSHIP -
INCLUDES:

 o MATERIAL COST SAVINGS OF $370 MILLION
 o PRODUCTION COST SAVINGS OF $120 MILLION
 o OVERHEAD REDUCTION OF $170 MILLION
 o IMPROVEMENTS TO THE BUSINESS MODEL OF $190 MILLION


Stuttgart/Portland - Freightliner LLC, the North American truck subsidiary of DaimlerChrysler's Commercial Vehicles Division, today announced a comprehensive restructuring programme designed to return the company to sustainable profitability. The restructuring plan is targeted to deliver annual savings at an operating level of $850 million by 2004. The measures should allow Freightliner, which will report a loss in 2001, to return to breakeven toward the end of 2002. A small operating profit is anticipated in 2003 and Freightliner expects sustainable returns above the cost of capital in 2004 and thereafter.


The implementation of the turnaround plan will result in one-time charges of around $330 million, to be taken in Q4 2001, reflecting separation payments and other costs related to decisions taken to exit current activities.


"This multifaceted restructuring program, shows that we have acted quickly and decisively, to bring Freightliner back on the road to recovery and profitability,"




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                                      2

said Dr. Eckhard Cordes, Member of the Board of Management and responsible for the Commercial Vehicle Division. "Despite the deteriorating economic climate, the Commercial Vehicle Division still foresees achieving a slightly positive result in 2001," Cordes added.


The targeted savings programme comprises four main elements: material cost savings, production cost savings, overhead reductions and improvements to the existing business model.


MATERIAL COST SAVINGS


A key part of Freightliner's turnaround plan will be the further reduction of direct material expenditures by up to 10 percent, rising to $370 million annual savings in 2004. This will be accomplished by several initiatives; design changes, the reduction of parts proliferation and a closer working relationship with suppliers to reduce costs within the value chain. These reductions will come on top of savings that Freightliner has already achieved with its suppliers during 2001.


In a further major initiative to reduce material costs, the company will move to three chassis platforms, from the current six, in its medium and heavy-duty truck business within two years.


PRODUCTION COST SAVINGS


Aligning the production cost more fully with reduced underlying demand, Freightliner will close its Woodstock, Ontario school bus assembly plant in the fourth quarter of 2001 and the Kelowna, British Columbia truck assembly plant in the third quarter of 2002. Freightliner also plans to completely overhaul its parts manufacturing operation and intends to close its Portland, Oregon parts manufacturing plant mid 2002, pending discussions with the local unions.




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                                      3


With further efficiency improvements in the remaining truck plants the overall cost savings of $120 million annually represent a 15 percent reduction in production costs. 1,600 hourly employees will be laid off.


OVERHEAD REDUCTIONS


In an additional initiative to consolidate overhead functions, the company will reduce its salaried workforce by 1,100 employees or 25 percent. Taking into account additional savings on non-manpower expenses, the overhead cost reductions will total $170 million annually.


The recently announced minimum 5 percent cut in salaries and wages for both its salaried and hourly employees, as well as changes in health and welfare benefits are included in the production cost and overhead optimisation efforts set out above. The changes are effective January 6, 2002.


Compared to the peak employment levels in 1999 (25,000 employees), Freightliner had already reduced its workforce by 9,000 employees. Including the announced layoffs of 2,700 employees, the overall reduction will then total 11,700 employees or 47 percent.


IMPROVEMENTS TO THE BUSINESS MODEL


The improvements in the business model of $190 million annually reflect the need to secure profitable business rather than accumulating market share. In this respect Freightliner will apply more stringent criteria to new truck pricing and residual commitments. Additionally the cost of the used truck operations will be streamlined, while maintaining the trade capabilities of the Freightliner group, supporting and strengthening the three brands Freightliner, Sterling and Western Star. The group will more pro-actively pursue the vocational truck markets.







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                                      4


UNDERLYING ASSUMPTIONS

Freightliner's turnaround plan is based on the following conservative assumptions. A continued slow market demand of around 175,000 Class 8 trucks and 160,000 class 6/7 trucks in the NAFTA area throughout the period 2002 - 2004, with a resultant pressure on prices. Additionally, Freightliner has been reducing new truck inventory levels and expects that this inventory will have returned to normal levels by the end of 2001.

Freightliner has also made progress in reducing used truck inventory levels and will continue to work on this further. Nevertheless the turnaround plan also assumes a high inflow of used trucks stemming from the high level of retail sales in the period from 1998 to 2000. Provisions in respect of residual values will therefore be monitored very carefully on a regular basis.

PERSONNEL ISSUES

The current CFO of Freightliner, Dr. Udo Schnell, will assume new responsibilities as the new CEO of Mercedes-Benz Lenkungen GmbH, the Duesseldorf based steering gear subsidiary of DaimlerChrysler AG.


This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.



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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG





                                    By:   /s/ ppa.   Robert Koethner
                                         --------------------------------------
                                          Name:  Robert Koethner
                                          Title: Vice President
                                                 Chief Accounting Officer



                                    By:   /s/ i.V.   Friedrich Siener
                                          --------------------------------------
                                           Name:  Dr. Friedrich Siener
                                           Title: Director





Date: October 12, 2001